August 27, 2018

Dear Shareholders,

It is a pleasure to address all of our shareholders and update you on the progress of the company. The last 24 months have been an exciting time with many positive developments as C21 moves towards becoming a significant industry participant in the cannabis sector. Our entire C21 team can be very proud of the strides the company has made in the past 24 months and the shareholders should be excited about the future to come.

The following are some of the key highlights from the past year:

=>	The company successfully completed a non- brokered financing and transitioned from the TSX.V to the CSE and repositioned itself as a cannabis company;

=>	The company raised over CDN$38 million dollars in non-brokered financing;

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The company added Bruce Macdonald to the board of directors after a distinguished career at the Royal Bank of Canada (including as COO of Capital Markets) and retained Michael Kidd as our new CFO. Both individuals bring strong management expertise and outstanding backgrounds to the senior management team of C21;

=>	The company closed the Eco Firma acquisition in Oregon;

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In a major transaction that marked a new industry standard, the company signed a definitive agreement to acquire the vertically integrated Silver State Relief business in Nevada bringing significant revenue and expansion opportunities in Nevada;

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Raising the industry stakes in Oregon C21 made critical acquisitions of leading brands and management teams of some of the best brands and companies in Oregon including the 10-year old legacy brand Phantom Farms; one of the finest processing operations Swell Companies; and the largest edibles brand in Oregon Grön Chocolate. C21 also initiated its retail dispensary expansion in Oregon with the signing of agreements to acquire three dispensary locations with further expansion planned.

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With the combined acquisitions C21 now controls more than 10 product brands and over 100 SKU’s (Products) that are sold in over 500 dispensary locations across Oregon and Nevada and which touch over 100,000 customers per month.

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C21’s management team has a proven track record of acquiring established, revenue- producing and profitable cannabis operations and the future will include an aggressive posture on further expansion in Oregon, Nevada and other states such as California, Maryland and New Jersey.

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C21’s management team continues to believe the U.S. cannabis market presents strong opportunity for profitable growth, especially for firms like C21 Investments that are vertically integrated and can add value for shareholders at each stage of the production and sales processes.

Once C21 closes these announced acquisitions, the company forecasts revenues of US$70 million to US$90 million in 2019 and US$110 million to US$130 million in 2020, and EBITDA of US$14 million to $18 million for 2019 and US$26 million to US$31 million for 2020.

The C21 management team are hard at work with multiple new acquisition and expansion opportunities in the pipeline. Our experienced team will continue with a disciplined but aggressive approach to expanding the C21 Family of brands and products with a focus on revenue growth and profitability.

We look forward to a bright future for all of our shareholders, employees and the patients and customers we serve.

Robert Cheney
CEO and President